EXHIBIT 12

                                CARNIVAL CORPORATION
                         RATIO OF EARNINGS TO FIXED CHARGES
                           (in thousands, except ratios)

                                 Six Months Ended May 31,
                                 1999           1998

Net income                      $361,103         $270,510
Income tax benefit                (7,645)          (6,861)
Income before income taxes       353,458          263,649

Adjustments to Earnings:
  Minority interest                1,642
  Dividends received in
     excess of income from
     affiliates                   19,017           23,621

Earnings as adjusted             374,117          287,270

Fixed Charges:
  Interest expense                26,880           24,735
  Interest portion of rent
     expense (1)                   1,275            1,533

  Capitalized interest            19,915           15,979

Total fixed charges               48,070           42,247

Fixed charges not affecting
earnings:
    Capitalized interest         (19,915)         (15,979)

Earnings before fixed charges   $402,272          $313,538

Ratio of earnings to fixed
charges                              8.4X              7.4X



 (1) Represents one-third of rent expense, which management believes to be representative of the interest portion of rent expense.